Frontier Investment Corp
c/o Maples Corporate Services Limited,
PO Box 309, Ugland House,
Grand Cayman, KY1-1104, Cayman Islands

June 28, 2021

VIA EDGAR
Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Todd Schiffman and Mr. Justin Dobbie

RE:	Frontier Investment Corp (the “Company”)
Registration Statement on Form S-1
(File No. 333-257033) (the “Registration Statement”)

Dear Messrs. Schiffman and Dobbie:

On June 25, 2021, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. on Tuesday, June 29, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

Frontier Investment Corp

By:	/s/ Asar Mashkoor
Name: Asar Mashkoor
Title: Chief Executive Officer